VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada 89014

February 17, 2026

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Doris Stacey Gama

Re:	VolitionRx Limited’s Acceleration Request
Registration Statement on Form S-3 Filed February 9, 2026 File No. 333- 293314

Requested Date: February 19, 2026 Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) takes appropriate action to declare the above-captioned Registration Statement on Form S-3 effective as of the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com. We respectfully request that you contact Mr. Alcser via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely, VOLITIONRX LIMITED

/s/ Cameron Reynolds

Cameron Reynolds President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.